

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 9, 2009

Via U.S. Mail

Scott Evans
President, Chief Executive Officer and Chairman
Banc of America Mortgage Securities, Inc.
214 North Tryon Street
Charlotte, NC 28255

Re: Banc of America Mortgage Securities, Inc.
Registration Statement on Form S-3
Filed March 13, 2009
File No. 333-157917

Dear Mr. Evans,

   We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. The page numbers below correspond to the marked version that counsel provided to us.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

<u>Prospectus Supplement</u>

<u>General</u>

5. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

6. Please tell us whether the asset pool may include loans originated by Countrywide Financial and its affiliates. If so, provide disclosure, to the extent material, including all modifications related to these loans.

7. Please tell us whether the asset pool may include subprime loans.

8. Please provide bracketed disclosure regarding exchangeable securities. We note your disclosure on page 57 of the base prospectus.

9. Please provide bracketed language in the prospectus supplement to include disclosure regarding certificate auctions. We note your disclosure on page 60 of the base prospectus. Provide disclosure regarding the procedures and the material terms of the auctions, to the extent known.

10. We note on page 7, and also within the first paragraph under the subsection titled "Mortgage Loans" on page 21, you state that the mortgage loans will have been underwritten according to the standards set forth in the base prospectus or to standards set forth in the applicable prospectus supplement. We also note your disclosure in the last paragraph on page 29 that the underwriting standards in the Product Guides are continuously updated. Please revise to provide bracketed disclosure to indicate that you will provide the other or updated underwriting standards, if applicable.

Credit Support, page S-20

11. Please provide bracketed language to indicate where you will include disclosure of the other types of credit enhancement described on pages 50-56 of the base prospectus.

12. Within the bracketed language regarding credit support, please confirm that you will provide the overcollateralization percentage.

The Mortgage Pool, page S-36

13. It appears from your disclosure on page S-36 that you do not contemplate including delinquent loans in a mortgage pool. Please confirm whether this will be true for all takedowns. If not, please provide a table showing mortgage loan delinquencies in either 30 or 31 day buckets. Refer to Items 1111(c) and 100(b) of Regulation AB and to Section 1.01 of Regulation AB Public Telephone Interpretations.

The Sponsor, page S-37

14. Please revise to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event. Refer to Item 1104(c) of Regulation AB. Also provide similar disclosure for the depositor on page S-38.

The Securities Administrator, page S-39

15. Please revise to provide disclosure regarding the succession of responsibilities in case of termination of the Securities Administrator. Refer to Item 1108(d) of Regulation AB.

Compensation and Payment of Expenses of the Servicer, page S-42

16. We could not locate an itemized table of fees and expenses to be paid out of the cash flow from the pool assets on EDGAR. Please revise or advise. Refer to Item 1113(c) of Regulation AB.

Mortgage Loan Data, Appendix A-1

17. To the extent 10% or more of the pool assets are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

18. Please provide statistical information within the tables regarding the extent to which the loans in the mortgage pool were originated using 1) Bank of America General Underwriting Standards, 2) Bank of America's Alternative Writing Standards, or 3) underwriting standards of another originating entity as referenced on page 28 of the base prospectus. Refer to Item 1111(a) of Regulation AB.

19. Similarly, please provide disclosure reflecting any loan exceptions granted that deviate from any of Bank of America's underwriting standards listed above. Describe the nature of the exception. For example, you note on page 31 of the base prospectus, the ability for a loan to be granted when it exceeds debt to income ratio guidelines. Refer to Item 1111(a)(3) of Regulation AB.

20. We note from your disclosure on page 29 of the base prospectus that you may obtain a custom mortgage score. Please tell us whether you will provide statistics regarding the custom mortgage score, and if so, please provide bracketed disclosure. If not, please tell us why the custom mortgage score would not be material to investors.

Base Prospectus

Other Credit Enhancement, page 50

21. Please revise to indicate that you will provide the financial information required by Item 1114(b)(2)(ii) of Regulation AB regarding any third party providing external credit enhancement representing an aggregate percentage of 20% or more.

Enforcement of "Due on Sale" Clauses; Realization Upon Defaulted Mortgage Loans, Page 78

22. Please expand your disclosure to provide a more detailed discussion regarding the ability of the servicer or servicers to modify any existing loan within an asset pool.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Scott Evans
Banc of America Mortgage Securities, Inc.
April 9, 2009
Page 6

   We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   If you have any questions regarding these comments, you may contact Matthew Spitzer at (202) 551-3227. If you need further assistance, you may contact me at (202) 551-3313.

          Sincerely,

          Rolaine S. Bancroft
          Special Counsel

cc: Jordan M. Schwartz, Esq.
    Via Facsimile (212) 504-6666